August 6, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs Maryse Mills-Apenteng

Re:	DemandTec, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-143248
Dear Ladies and Gentlemen:
     Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.001 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated July 25, 2007 and included in Amendment No. 4 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on July 25, 2007, was distributed during the period July 25, 2007 through August 7, 2007 as follows:
•	3,400 to underwriters

•	100 to dealers

•	5,094 institutions

•	851 others
Total: 9,445 Preliminary Prospectuses

Securities and Exchange Commission
August 6, 2007

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on August 8, 2007 at 5:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED CREDIT SUISSE SECURITIES (USA) LLC WILLIAM BLAIR & COMPANY, L.L.C. JMP SECURITIES LLC MONTGOMERY & CO., LLC PACIFIC CREST SECURITIES INC.

By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ William Salisbury
	Name:	William Salisbury
	Title:	Managing Director, Head of Technology Financing Execution